
SEC MAIL PROCESSING
RECEIVED
AUG 2 4 2005
WASH, D.C. 192 SECTION



05043478

AM 8-26-2005

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| SEC FILE NUMBER |
|---|
| 8-16247 |

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Horwitz & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Dundee Road
(No. and Street)

| Northbrook | Illinois | 60062-2751 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD HORWITZ (847)-790-1400
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

| 175 West Jackson Boulevard | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
SEP 0 2 2005
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## ATH OR AFFIRMATION

I, GERALD HORWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial atements and supporting schedules pertaining to the firm of HORWITZ & ASSOICATES, INC, as of JUNE 30, 2005, are ue and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any oprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

CEO/PRESIDENT

Title



Notary Public


OFFICIAL SEAL
ROBERTA L. HORWITZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-29-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
## HORWITZ & ASSOCIATES, INC.
## JUNE 30, 2005

# CONTENTS

Grant Thornton

Accountants and Business Advisors

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (a wholly-owned subsidiary of Raffaello, Inc.) as of June 30, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. at June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
August 5, 2005

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

**Horwitz & Associates, Inc.**
**STATEMENT OF FINANCIAL CONDITION**
**June 30, 2005**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 161,941 |
| Investment securities owned, at market | 140,215 |
| Due from clearing broker | 587,776 |
| Other assets | 88,133 |
| **TOTAL ASSETS** | $ 978,065 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Borrowings under line of credit with bank | $ 50,000 |
| Accrued payroll and related expenses | 293,570 |
| Accounts payable and other liabilities | 306,989 |
| Total liabilities | 650,559 |
| **COMMITMENTS, CONTINGENCIES AND GUARANTEES** | - |
| **STOCKHOLDER'S EQUITY** | |
| Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued | 33,000 |
| Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued | 102,597 |
| Paid-in capital | 65,500 |
| Retained earnings | 424,769 |
| Treasury stock, at cost | |
| Class A stock, 12,000 shares | (36,000) |
| Class B stock, 74,131 shares | (262,360) |
| Total stockholder's equity | 327,506 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 978,065 |

The accompanying notes are an integral part of this statement.

**Horwitz & Associates, Inc.**
**STATEMENT OF OPERATIONS**
**Year ended June 30, 2005**

| | |
|---|---|
| Revenues | |
| Commissions | |
| Agent | $6,041,311 |
| Principal | 224,371 |
| Insurance | 337,238 |
| Interest and dividends - net | 377,156 |
| Net gain on investments | 8,432 |
| Investment advisory fees | 929,369 |
| Total revenues | 7,917,877 |
| Operating expenses | |
| Broker and employee compensation | 4,514,173 |
| Brokerage clearing expenses | 1,647,014 |
| Occupancy | 660,397 |
| Communications | 147,490 |
| Taxes, other than income taxes | 96,789 |
| Other operating expenses | 745,567 |
| Total operating expenses | 7,811,430 |
| Income before income taxes | 106,447 |
| Income taxes expenses | 7,612 |
| **NET INCOME** | $ 98,835 |

The accompanying notes are an integral part of this statement.

**Horwitz & Associates, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**Year ended June 30, 2005**

| | Common stock | | | | | |
|---|---|---|---|---|---|---|
| | Class A Amount | Class B Amount | Paid-in capital | Retained earnings | Treasury stock | Total stockholder's equity |
| Balance at July 1, 2004 | $33,000 | $102,597 | $65,500 | $325,934 | $(298,360) | $ 228,671 |
| Net income | - | - | - | 98,835 | - | 98,835 |
| Balance at June 30, 2005 | $33,000 | $102,597 | $65,500 | $424,769 | $(298,360) | $ 327,506 |

The accompanying notes are an integral part of this statement.

**Horwitz & Associates, Inc.**
**STATEMENT OF CASH FLOWS**
**Year ended June 30, 2005**

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 98,835 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | |
| Changes in assets and liabilities | |
| Increase in investment securities owned, at market | (32,875) |
| Increase in due from clearing broker | (121,191) |
| Increase in other assets | (181) |
| Decrease in accrued payroll and related expenses | (91,739) |
| Increase in accounts payable and other liabilities | 143,902 |
| Total adjustments | (102,084) |
| Net cash provided by (used in) operating activities | (3,249) |
| Cash flows from financing activities | |
| Increase in borrowings under line of credit with bank | 50,000 |
| Net cash provided by (used in) financing activities | 50,000 |
| Net increase in cash and cash equivalents | 46,751 |
| Cash and cash equivalents at beginning of year | 115,190 |
| Cash and cash equivalents at end of year | $ 161,941 |

The accompanying notes are an integral part of this statement.

## NOTE A - NATURE OF BUSINESS

Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 20 branches located in Alabama, California, Illinois, Iowa, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania, Texas and Washington, and has customers, primarily individuals, in numerous states in which the Company is registered.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Income Recognition*

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and market value on securities positions.

### *Investments*

Securities are classified as either trading account assets, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or available-for-sale.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### *Investments - Continued*

Investments in marketable securities are considered to be trading securities and are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market is included in the statement of operations.

Transactions in securities are recorded on a trade-date basis.

### *Estimates*

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash Equivalents*

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

## NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of June 30, 2005, the net capital ratio was 3.06-to-1, and the net capital was $212,693, which was $112,693 in excess of its required net capital of $100,000 at June 30, 2005. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

## NOTE D - INVESTMENT SECURITIES

Investment securities, classified as trading account assets, at June 30, 2005, consist of the following:

| | Market |
|---|---|
| Corporate bonds | $ 13,143 |
| Corporate equity securities | 127,072 |
| | $140,215 |

## NOTE E - INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent company, Raffaello, Inc. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2005, the Company had no significant deferred tax assets or liabilities.

The Company's effective tax rate varies from statutory Federal income tax rates, primarily due to a reduction in the valuation reserve relating to the Company's utilization of operating losses.

## NOTE F - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2005, was $30,800.

Transactions with the parent company include reimbursements to the Company for salaries and other operating expenses that the Company incurred on behalf of the parent company. For the year ended June 30, 2005, reimbursed expenses to the Company were $10,000.

The parent company is committed to providing all necessary financial support to the Company if needed.

## NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES

*Lease Commitments*

The Company has entered into two operating leases for office space, both expiring in October 2006. The leases for office space also require the Company to pay for its share of certain building operating expenses.

Total minimum annual rental commitments are as follows:

| Years ending June 30, | |
|---|---|
| 2006 | $90,794 |
| 2007 | 30,697 |

*Clearing Agreement*

In conjunction with its agreements with its two clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000 and $50,000, respectively.

This agreement provides the clearing brokers with liens upon all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

At June 30, 2005, the Company had cash of $30,364 and investments with a market value of $132,415 on deposit with one of the clearing brokers, and $50,221 of cash with the other clearing broker.

***Financial Instruments with Off-Balance-Sheet Risk***

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers act as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

## NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

### *Financial Instruments with Off-Balance-Sheet Risk - Continued*

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at June 30, 2005.

## NOTE H - PROFIT-SHARING PLAN

The Company administers a profit-sharing plan for the benefit of eligible employees and beneficiaries of the Company, and an affiliate company (see note F). The Company's contribution is discretionary. Total expense recognized under this plan was $113,731 for the year ended June 30, 2005. The Company is reimbursed by the affiliate company for its share of the expense.

## NOTE I - LINE OF CREDIT

The Company had a $120,000 line of credit with a bank, interest payable monthly at the prime rate less 0.750%. The rate in effect at June 30, 2005, was 5.25%. The line of credit was collateralized by substantially all of the Company's assets. The Company drew and had a $50,000 balance under that line of credit arrangement at June 30, 2005.

# SUPPLEMENTARY INFORMATION

**Horwitz & Associates, Inc.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**June 30, 2005**

| | |
|---|---|
| Stockholder's equity | $327,506 |
| Non-allowable assets | |
| Other assets | 88,133 |
| Petty cash fund | 200 |
| Total non-allowable assets | 88,333 |
| Tentative net capital before haircuts | 239,173 |
| Haircuts on securities | |
| Corporate obligations | 789 |
| Stock and warrants | 25,691 |
| | 26,480 |
| Net capital | $212,693 |
| Capital requirements | |
| Minimum net capital | $100,000 |
| Net capital in excess of requirement | 112,693 |
| Net capital, as above | $212,693 |
| Ratio of aggregate indebtedness to net capital | 3.06 |
| Aggregate indebtedness | |
| Accounts payable, accrued expenses and other liabilities | $650,559 |

**Statement pursuant to Rule 17A-5(d)(4)**

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the period ended June 30, 2005.

**Horwitz & Associates, Inc.**
**STATEMENT REGARDING RULE 15c3-3**
**June 30, 2005**

---

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

# INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc. for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 5, 2005